
TopCap Partners, Inc.
STATEMENT OF FINANCIAL CONDITION
as of December 31, 2024


Assets

Cash	$	87,055
Accounts Receivable, net		93,161
Other Assets		5,600
Total Assets	$	185,816

Liabilities and Stockholder Equity

Liabilities

Accounts payable	$	18,311
Deferred revenue		32,500
Total Liabilities		50,811

Commitments and Contingencies

Stockholder Equity

Common stock - par value $0 - 200 shares authorized, 200 shares issued and outstanding	200
Additional paid-in capital	34,800
Retained earnings	100,005
Total Stockholder Equity	135,005

Total Liabilities & Stockholder Equity	$	185,816